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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PURE ATRIA CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   746217108
                   -------------------------------------------
                                (CUSIP Number)

    PAUL D. LEVY, RATIONAL SOFTWARE CORPORATION, 2800 SAN TOMAS EXPRESSWAY,
                     SANTA CLARA, CA 95051  (408)496-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 APRIL 7, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RATIONAL SOFTWARE CORPORATION
      54-1217099
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Approximately 8,520,672, shares (Rational holds the
                          option to purchase shares of Issuer Common Stock which
                          will become exercisable only upon the occurrence of
                          certain events, as specified in the Stock Option
                          Agreement filed herewith as Exhibit 4. The option is
                          exercisable for that number of shares equal to 19.9%
                          of Issuer Common Stock outstanding on the date the
                          option become exercisable. The number of shares
                          reported hereon approximated based on the number of
                          shares of Issuer Common Stock outstanding at April 7,
                          1997.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Approximately 8,520,672 shares (Rational holds the
                          option to purchase shares of Issuer Common Stock which
                          will become exercisable only upon the occurrence of
                          certain events, as specified in the Stock Option
                          Agreement filed herewith as Exhibit 4. The option is
                          exercisable for that number of shares equal to 19.9%
                          of Issuer Common Stock outstanding on the date the
                          option becomes exercisable. The number of shares
                          reported hereon is approximated based on the number of
                          shares of Issuer Common Stock outstanding at April 7,
                          1997.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      8,520,672
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rational Software Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"),
                                                                          ---
or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Issuer Common Stock"), of Pure Atria Corporation, a Delaware
                    -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 1309 South Mary Avenue, Sunnyvale, CA 94087.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Rational Software Corporation, a Delaware corporation ("Rational"). The address of the principal
                                      --------
office and principal business of Rational is 2800 San Tomas Expressway, Santa Clara California 95051-0951. Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Set forth in Schedule A is a list of each of Rational's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Rational in which such employment is conducted. During the past five years neither Rational nor, to Rational's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Rational nor, to Rational's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated April 7, 1997 (the "Merger Agreement") among Rational, Wings Merger Corporation, a Delaware
      ----------------
corporation and a wholly-owned subsidiary of Rational ("Merger Sub") and Issuer,
                                                        ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Rational), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted
             ------
into the right to receive 0.90 shares of Rational common stock, $0.01 par value per share ("Rational Common Stock"). The foregoing summary of the Merger is
            ---------------------
qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     This statement on Schedule 13D also relates to an option granted by Issuer to Rational to purchase shares of Common Stock from Issuer and certain other matters as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Rational, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware
                                                                    --------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
                                                  --------------
existence of

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Rational ("Surviving Corporation"). The initial
                                           ---------------------
directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Pure Atria Corporation." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

     In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
0.9 shares of Rational Common Stock.   In addition, Rational will assume all
purchase rights outstanding under the Issuer's Employee Stock Purchase Plan and will assume all of the options to purchase Issuer Common Stock under the following Issuer stock plans: the Pure Atria 1995 Stock Plan, the Pure Software, Inc. 1992 Stock Option/Stock Issuance Plan, the Atria Software, Inc. 1994 Stock Plan, the Atria Software, Inc. 1994 Non-Employee Director Stock Option Plan, the Atria Software, Inc. 1990 Stock Option Plan, the Integrity QA Software, Inc. 1995 Stock Option Plan, the Performix, Inc. 1991 Stock Option Plan and the QualTrak 1994 Stock Option Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Rational and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Rational and Issuer and no event with a material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     Under certain circumstances, if the Merger Agreement is terminated without consummation of the Merger, then either Issuer or Rational may be required to pay certain break-up fees to the other party. Specifically, if in certain circumstances either the Issuer or Rational board of directors does not recommend that its stockholders approve the Merger, recommends that its stockholders approve an acquisition proposal superior to the Merger, or fails to hold a stockholder meeting before September 30, 1997, then Issuer or Rational, as the case may be, must pay the other party $18,000,000. Further, if in certain circumstances (i) there is a competitive acquisition bid pending with respect to either party, (ii) the stockholders of such party vote down the Merger (a "Negative Vote"), and (iii) such party consummates or agrees to an acquisition within specified time limits, then such party must pay to the other party $18,000,000. Finally, a party must pay the other party $3 million (in addition to any other break-up fee required) if (i) such party is required to pay the other party the $18 million fee in any case described above, (ii) such party's stockholders vote down the Merger even if no requirement to pay the $18 million fee arises, or (iii) such party breaches a representation, warranty or covenant in the Merger Agreement or experiences a material adverse effect such that the other party may terminate the Merger Agreement

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Rational to enter into the Merger Agreement, certain of Pure Atria's stockholders (the "Pure Atria Stockholders") have each entered into
                                -----------------------
a Voting Agreement dated as of April 7, 1997 (the "Voting Agreement") with
                                                   ----------------
Rational. Pursuant to the Voting Agreements, the stockholders have agreed to vote, and to

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

grant the Rational Board of Directors a proxy to vote, the shares of Issuer Common Stock owned by them in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Pure Atria Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Pure Atria Stockholder is set forth in Schedule B hereto which is hereby incorporated herein by reference. Rational did not pay any additional consideration to any stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, certain Rational stockholders have entered into a voting agreement with Issuer on substantially the same terms as the Voting Agreement. A copy of the form of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

     Also as an inducement to Rational to enter into the Merger Agreement, Rational and Issuer entered into a Stock Option Agreement dated April 7, 1997

("Stock Option Agreement") pursuant to which Issuer granted Rational the right
------------------------
(the "Option"), under certain conditions, to purchase up to that number of
      ------
shares of Issuer Common Stock equal to 19.9% of outstanding Issuer Common Stock as of the date the Option first becomes exercisable for $21.038 per share. In the event Rational exercises the option, Rational may pay for the Issuer Common Stock with cash or shares of its own common stock.

     Subject to certain conditions, the Option will be exercisable by Rational
(i) if the Board of Directors of Issuer shall have withheld, withdrawn or modified in a manner adverse to Rational its recommendation in favor of adoption and approval of the Merger Agreement and approval of the Merger in connection with an alternative acquisition proposal with respect to Issuer, (ii) immediately prior to the consummation of a tender or exchange offer for 25% or more of any class of Issuer's capital stock, or (iii) if there is a Negative Vote by the holders of Issuer Common Stock such that Issuer is required to pay Rational $18,000,000 pursuant to the Merger Agreement. The Stock Option Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, if the Option has not become exercisable at or prior to that time, or (iii) twelve months following the termination of the Merger Agreement if the Option has become exercisable at or prior to such termination, provided, however, that if the Option is exercisable but cannot be
              --------  -------
exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if (i) Acquiror shall have breached in any material respect any of its covenants or agreements contained in the Merger Agreement or (ii) the representations and warranties of Acquiror contained in the Merger Agreement shall not have been true and correct in all material respects on and as of the date when made. In addition to the foregoing, pursuant to the Stock Option Agreement, Rational is granted certain put rights with respect to the Option and any Issuer Common Stock acquired upon the exercise thereof and certain registration rights with to any shares of Issuer Common Stock acquired upon the exercise of the Option, and Issuer is granted certain call rights with respect to shares of Issuer Common Stock acquired upon the exercise of the Option.

     The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of Stock Option Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

     Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, Rational has entered into a reciprocal stock option agreement with Issuer on substantially the same terms as the Stock Option Agreement, except that the per share exercise price for Rational Common Stock is $23.375. A copy of the form of this agreement is included as Exhibit 5 to this
Schedule 13D and incorporated herein by reference.

     Also in connection with the Merger Agreement and to avoid interfering with Rational accounting for the Merger as a pooling of interests, certain stockholders of Rational (each a "Rational Affiliate") have each entered into an
                                  -------- ---------
affiliate agreement with Rational (collectively, the "Affiliate Agreements")
                                                      --------------------
pursuant to which each Rational Affiliate has agreed to not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position or enter into any similar transaction (through derivatives or otherwise) intended to reduce, or having the effect directly or indirectly of reducing, such Rational Affiliate's risk relative to any shares of Rational Common Stock owned by such Rational Affiliate during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of Rational and Issuer have been published by Rational. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, certain Pure Atria stockholders (each a "Pure Atria Affiliate") have each entered into an affiliate agreement with Rational on substantially the same terms as the Affiliate Agreements, except that each Pure Atria Affiliate has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Pure Atria Affiliate will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Pure Atria Affiliate. A copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement and the irrevocable proxy granted pursuant thereto, Rational has sole power to vote an aggregate of 5,195,807 shares of Issuer Common Stock (including an aggregate of 730,281 shares subject to options purchasable by the Pure Atria Stockholders within 60 days April 7, 1997) for the limited purposes described in Item 4 above, and such shares constitute approximately 12.13% of the issued and outstanding shares of Issuer Common Stock as of April 7, 1997. If pursuant to the Stock Option Agreement the Option becomes exercisable, Rational would have the right to acquire up to 19.9% of the Issuer Common Stock outstanding as of the date the Option becomes exercisable. Based on the number of shares of Issuer Common Stock outstanding at April 7, 1997, Rational would have the right to acquire up to 8,520,672 shares of Issuer Common Stock. If such shares are acquired, Rational would have sole voting and, subject to Issuer's Call Right on such stock, dispositive power over such shares. The Pure Atria Stockholders are not parties to the Stock Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and the Option, if it is exercised, Rational may be deemed to beneficially own an aggregate of 13,716,479 shares of Issuer Common Stock (including an aggregate of 730,281 shares subject to options purchasable by the Pure Atria Stockholders within 60 days of April 7, 1997) or 32.03% of the issued and outstanding shares of Issuer Common Stock calculated as of April 7, 1997.

     To Rational's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Rational has not affected any transaction in Issuer Common Stock

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 7 OF 11 PAGES
----------------------------                      -----------------------------


during the past 60 days and to Rational's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Rational's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Wings Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and Pure Atria Corporation, a Delaware corporation.

     2. Voting Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

     3. Voting Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

     4. Stock Option Agreement dated April 7, 1997, by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Rational an option to purchase Pure Atria Common Stock).

     5. Stock Option Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Pure Atria an option to purchase Rational Common Stock).

     6. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

     7. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 8 OF 11 PAGES
----------------------------                      -----------------------------

          corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                                   RATIONAL SOFTWARE CORPORATION


                                   By: /s/ Paul D. Levy
                                      ------------------

                                   Title: Chairman of the Board and Chief
                                   Executive Officer

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 9 OF 11 PAGES
----------------------------                      -----------------------------

                                  SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF RATIONAL SOFTWARE CORPORATION

       Name              Present Principal Occupation, Including Name of Employer       Citizenship
------------------       --------------------------------------------------------     ---------------
Paul D. Levy             Chairman of the Board of Directors and Chief Executive           U.S.
                           Officer of Rational

Michael T. Devlin        President and Director of Rational                               U.S.

Robert T. Bond           Senior Vice President, Finance, Chief Financial Officer,         U.S.
                           Chief Operating Officer, and Secretary of Rational

David H. Bernstein       Senior Vice President and General Manager, Products              U.S.
                           of Rational

John R. Lovitt           Senior Vice President North American Field Operations            U.S.
                           of Rational

Stephen F. Zeigler       Senior Vice President and General Manager, UNIX                  U.S.
                           Application of Rational

Timothy A. Brennan       Vice President, Finance and Administration of Rational           U.S.

Kevin J. Haar            Vice President, Major Accounts, North American Field             U.S.
                           Operations of Rational

Ivar Jacobson            Vice President, Business Engineering of Rational                 SWEDEN

Joseph N. Marasco        Vice President and General Manager, Windows Application          U.S.
                           Construction Products of Rational

Gregory L. Meyers        Vice President and General Manager, Object Modeling              U.S.
                           Products of Rational

Richard P. Reitman       Vice President, Process and Project Management Products          U.S.
                           of Rational

Gerard J. Rudisin        Vice President, Corporate Marketing of Rational                  U.S.

Thomas F. Bogan          Vice President and General Manager, Software Quality             U.S.
                           Assurance Business Unit of Rational

Dean Leffingwell         Vice President and General Manager, Requirements                 U.S.
                           Management Business Unit of Rational

James S. Campbell        Director of Rational and Managing Director of Management,        U.S.
                           Partners International Corporation

Daniel H. Case III       Director of Rational and President and Chief Executive           U.S.
                           Officer of Hambrecht & Quist Group

Leslie G. Denend         Director of Rational and President and Chief Executive           U.S.
                           Officer of Network General Corporation

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 10 OF 11 PAGES
----------------------------                      -----------------------------

       Name              Present Principal Occupation, Including Name of Employer       Citizenship
------------------       --------------------------------------------------------     ---------------
John E. Montague         Director of Rational and Vice President, Financial Strategies    U.S.
                           at Lockheed Martin Corporation

Allison R. Schleicher    Director of Rational and Vice President, Finance of              U.S.
                           IBM Credit Corporation

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 11 OF 11 PAGES
----------------------------                      -----------------------------

                                  SCHEDULE B

                               Issuer Common Stock Held of
      Stockholder              Record as of April 7, 1997
-----------------------      -------------------------------
Reed Hastings                      4,070,000
Paul H. Levine                       386,943 (includes right to acquire 148,282)
Louis J. Volpe                        78,580 (includes right to acquire 56,394)
David A. Litwack                      20,251 (includes right to acquire 20,251)
Thomas A. Jermoluk                    15,000 (includes right to acquire 15,000)
Aki Fujimura                         446,383 (includes right to acquire 342,183)
Chuck Bay                            137,000 (includes right to acquire 107,000)
W. Geoffrey Stein                     41,650 (includes right to acquire 41,171)
David Barrett                              0

                                 SCHEDULE 13D

----------------------------                      -----------------------------
 CUSIP NO. 746217108                               PAGE 8 OF 11 PAGES
----------------------------                      -----------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                                   RATIONAL SOFTWARE CORPORATION


                                   By:________________________________________
                                      Paul D. Levy

                                   Title: Chairman of the Board and Chief
                                          Executive Officer